SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549
                             -----------------------

                                 SCHEDULE 13E-3

              Rule 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                          SEL-DRUM INTERNATIONAL, INC.
                              (Name of the Issuer)

                                 Camille Cotran
                             C. Cotran Holding Inc.
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)
--------------------------------------------------------------------------------

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    816080105
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Camille Cotran
                              220 Boul. Industriel
                          Boucherville, Quebec, Canada
                                     J4B 2X4
                                 (450) 641-3516

                                 with a copy to:

                               Guy P. Lander, Esq.
                       Davies Ward Phillips & Vineberg LLP
                                 430 Park Avenue
                            New York, New York 10022
                                 (212) 308-8866

--------------------------------------------------------------------------------
  (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

--------------------------------------------------------------------------------
              This statement is filed in connection with (check the
                               appropriate box):

        a.[_]   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Act of 1934
        b.[_]   The filing of a registration statement under the Securities Act of 1933.
        c.[_]   A tender offer.
        d.[X]   None of the above

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

--------------------------------------------------------------------------------

                            CALCULATION OF FILING FEE

                 Transaction                            Amount of
                Valuation (1)                         Filing Fee (2)

                 $97,528.00                               $19.51

(1) Estimated solely for the purpose of calculating the filing fee. The transaction valuation is based upon the aggregate cash consideration to be paid by C. Cotran Holding Inc. ("Holding") for the outstanding shares of common stock of Sel-Drum International Inc. ("Sel-Drum") that it does not currently own. The transaction valuation indicated above was calculated by multiplying (a) the per share offer price of $.40, by (b) 243,820, which represents the number of shares of Sel-Drum common stock not owned by Holding as of December 28, 2000.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the securities to be acquired.


     Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. [ ]

Amount previously Paid:  ____________           Filing Party ___________________
Form or Registration No. ____________           Date Filed: ____________________

INTRODUCTION

This Amendment No. 1 to Schedule 13E-3 filed by C. Cotran Holding Inc. and Camille Cotran relates to a Transaction Statement on Schedule 13E-3 dated December 29, 2000, relating to the intended acquisition by C. Cotran Holding Inc. ("Holding," "we" or "us"), a Canadian corporation, of all of the issued and outstanding shares of common stock of Sel-Drum International Inc. ("Sel-Drum"), a New York corporation, that are not owned by Holding. The acquisition will be accomplished through a plan for binding share exchange under Section 913 of the New York Business Corporation Law. Upon the effectiveness of the plan of exchange, Sel-Drum will become a wholly-owned subsidiary of Holding.

The use of the symbol "$" in this Transaction Statement refers to U.S. dollars. References to Canadian dollars are indicated by the symbol "CDN$."

Item 1. Summary Term Sheet.

We currently own approximately 97 percent of the outstanding shares of common stock of Sel-Drum. Our board of directors has approved a plan for binding share exchange, a copy of which is attached as Appendix A to the Notice to Shareholders (attached as Exhibit (a) to this Transaction Statement). Under this plan, we will acquire from the other shareholders of Sel-Drum all of the outstanding shares of Sel-Drum's common stock that we do not own in return for a cash payment.

The material terms of the plan for binding share exchange are as follows:

     o Offer Price. We will pay $.40 in cash for each share of common stock. No interest will be paid or accrued on amounts payable

     o Payment of Offer Price. We will deposit $97,528.00 with U.S. Stock Transfer Corporation. We will instruct U.S. Stock Transfer Corporation to distribute the offer price to the shareholders of Sel-Drum who submit their stock certificates as described in "Surrender of Certificates," below. However, the offer price will not be paid to any shareholders who exercise their dissenters' rights of appraisal under New York law. Payments will be mailed to shareholders as soon as practicable after the binding share exchange becomes effective and shareholders' stock certificates are received. See "Terms of the Transaction" in the Notice to Shareholders.

     o No Shareholder Approval Required. We will accomplish the binding share exchange without the approval or consent of any other shareholder of Sel-Drum. You do not have any right to vote on this transaction. Under New York law, which applies because Sel-Drum is a New York corporation, your rights as a shareholder are limited to either accepting the cash payment being offered by us or exercising your dissenter's right of appraisal. See "Terms of the Transaction" and "Dissenters' Rights of Appraisal" in the Notice to Shareholders.

     o Dissenters' Rights of Appraisal. If you do not wish to accept our offer of $.40 per share, you may exercise your right of appraisal by following the procedures described under the caption "Dissenters' Rights of Appraisal" in the Notice to Shareholders.

     o Surrender of Certificates to Receive Offer Price. To receive the offer price, you must submit your stock certificates to U.S. Stock Transfer Corporation (at the address set forth in the letter of transmittal accompanying the Notice to Shareholders), together with a properly completed and executed letter of transmittal. Generally, if your shares are held in a brokerage account, your broker will automatically credit your account for the offer price. If you (or your broker) do not submit your certificates, your certificates will, after the binding share exchange is effected, represent only the right to receive the offer price or, if you have properly exercised your right of appraisal, to receive the payment determined to be due you. See "Terms of the Transaction" and "Dissenters' Rights of Appraisal" in the Notice to Shareholders.

     o Effect of This Binding Share Exchange. Under New York law, a binding share exchange will become effective on the date a Certificate of Exchange is filed by the department of state of New York, or on a date no more than 30 days later if so stated in the certificate. We intend to deliver a certificate of exchange to the department of state 30 days after the date the Notice to Shareholders is mailed to the shareholders, and to have it become effective upon filing by the department of state. On the date the certificate becomes effective, we will automatically become the owner of all of the outstanding shares of common stock of Sel-Drum, and you will no longer be a shareholder of Sel-Drum. See "Special Factors--Consequences" "Terms of the Transaction" in the Notice to Shareholders.

Under the rules of the Securities and Exchange Commission, Camille Cotran, who is our sole shareholder, officer and director, is considered to be engaged in this transaction along with us.

Item 2. Subject Company Information.

     (a) Sel-Drum International, Inc. ("Sel-Drum") is the subject company. Sel-Drum's principal executive office is located at 501 Amherst Street, Buffalo, New York, 14207, and its telephone number is 800-263-9356.

     (b) The exact title of the class of equity securities that is the subject of this filing is common stock, par value $.01 per share, of Sel-Drum. As of February 15, 2001, there were 7,417,500 outstanding shares of Sel-Drum's common stock.

     (c) Sel-Drum's common stock trades on the Nasdaq OTC Bulletin Board under the symbol "SDUM." The following table sets forth the high and low bid quotations provided for Sel-Drum's common stock for each quarterly period during the last two fiscal years and the first two quarters of the current fiscal year.

                               COMMON STOCK PRICE
                              ------------------------ -------------------- -------------------- ---------------------
                                   First Quarter         Second Quarter        Third Quarter        Fourth Quarter
                              ------------------------ -------------------- -------------------- ---------------------
                                 High         Low        High       Low       High       Low       High        Low
           ------------------ ------------ ----------- --------- ---------- --------- ---------- ---------- ----------
           Fiscal 1999        $.375        $.375       $.375     $.375      $.375     $.375      $.375      $.315
           ------------------ ------------ ----------- --------- ---------- --------- ---------- ---------- ----------
           Fiscal 2000        $.34375      $.3125      $.50      $.25       $.33      $.3125     $.375      $.375
           ------------------ ------------ ----------- --------- ---------- --------- ---------- ---------- ----------
           Fiscal 2001        $.50         $.219       $.219     $.219
           ------------------ ------------ ----------- --------- ---------- --------- ---------- ---------- ----------

     (d) To the best of Holding's and Camille Cotran's knowledge, after making a reasonable inquiry, Sel-Drum has paid no dividends on its common stock during the past two years.

     (e) Not applicable.

     (f) On July 30, 1999, Holding purchased 7,173,680 shares of Sel-Drum's common stock from the principal shareholders of Sel-Drum and other persons related to them for a total purchase price of $2,869,472, or $.40 per share.

Item 3. Identity and Background of Filing Person.

     (a) This Amendment No. 1 to this Transaction Statement is being filed jointly by Holding and Mr. Camille Cotran. Holding's principal business address is 220 Boul. Industriel, Boucherville, Quebec, Canada J4B 2X4 and its business telephone number is (450) 641-3516. Mr. Cotran's business address is 220 Boul. Industriel, Boucherville, Quebec, Canada J4B 2X4, and his business telephone number is (450) 641-3516.

     Both Holding and Mr. Cotran are affiliates of Sel-Drum. Holding owns approximately 97% of the outstanding shares of common stock of Sel-Drum, and Mr. Cotran is the sole officer, director and shareholder of Holding and the sole person controlling Holding.

     (b) The principal business of Holding is the management of the business of Sel-Drum and Densigraphix Kopi inc. ("Densigraphix"), a wholly-owned subsidiary of Holding engaged in the sale of compatible toners for copiers and laser printers. Holding is incorporated under the laws of Canada. During the past five years, Holding has not been convicted in a criminal proceeding and has not been a party to a judicial or administrative proceeding that resulted in a judgment, decree or a final order enjoining Holding from further violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

     (c) The business and background of Camille Cotran are as follows:

     Camille Cotran is the sole shareholder and director, and President and Secretary-Treasurer, of Holding, a company organized in 1986 to hold and manage investments made by him. Holding's principal business address is set forth in
Item 3(a) of this Transaction Statement. Mr. Cotran has also been the Chairman of the Board of Directors and Chief Executive Officer of Sel-Drum since July 1999. In 1979, Mr. Cotran formed, and he currently is the sole Director, Chairman and President of Densigraphix. Densigraphix's business address is 220 Boul. Industriel, Boucherville, Quebec, Canada J4B 2x4. From 1973 to 1979, Mr. Cotran was Vice President, Manufacturing, for Cancoat Papers, a manufacturer of zinc oxide photocopy paper. Mr. Cotran is a citizen of Canada.

     During the past five years, Camille Cotran has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4. Terms of the Transaction.

     (a) The transaction is being effected pursuant to a plan for binding share exchange under Section 913 of the Business Corporation Law of the State of New York ("BCL"). Under BCL Section 913(g), any corporation owning at least 90% of the outstanding common shares of another corporation (the "subject company") may effect a binding share exchange without obtaining the vote or other approval of the other shareholders of the subject company. Accordingly, no vote of the shareholders of Sel-Drum is required, or will be solicited, for approval of this transaction. Under New York law, a binding share exchange will be effective on the date a Certificate of Exchange is filed by the department of state of New York, or on a date no more than 30 days later if so stated in the certificate. Holding intends to deliver a certificate of exchange to the department of state 30 days after the Notice to Shareholders is mailed to the shareholders, and to have it become effective upon filing by the department of state. Upon effectiveness of the binding share exchange, Holding will automatically become the holder of all of the outstanding shares of common stock of Sel-Drum.

     Holding is offering $.40 per share in cash for the outstanding shares of Sel-Drum common stock that it does not own. No interest will be paid or accrued on amounts payable. Shareholders not wishing to accept this offer may exercise dissenters' rights of appraisal in accordance with the provisions of BCL Section 623, which are described in Item 4(d) of this Transaction Statement.

     Holding will deposit $97,528.00 with the U.S. Stock Transfer Corporation (the "Exchange Agent") for payment of the offer price to shareholders who accept Holding's offer. To receive the offer price, you must submit your stock certificates to U.S. Stock Transfer Corporation (at the address set forth in the letter of transmittal accompanying the Notice to Shareholders), together with a properly completed and executed letter of transmittal. Generally, if your shares are held in a brokerage account, your broker will automatically credit your account for the offer price. If you (or your broker) do not submit your certificates, your certificates will, after the binding share exchange is effected, represent only the right to receive the offer price or, if you have properly exercised your right of appraisal, to receive the payment determined to be due you in the appraisal process. Any amount remaining on deposit with the Exchange Agent upon expiration of the term of Holding's agreement with the Exchange Agent will be released and paid to Holding, which will be liable for any payment to be made thereafter under the terms of the plan for binding share exchange, attached as Appendix A hereto, after which time persons entitled thereto may look, subject to applicable abandonment, escheat or similar laws, only to Holding for any cash payments remaining to be paid to them pursuant to the plan for binding share exchange, without any interest thereon.

     The reason for the transaction is to terminate Sel-Drum's status as a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On November 2, 2000, the registration of the common stock of Sel-Drum under the Exchange Act was terminated. In light of the very small number of holders of Sel-Drum's common stock other than Holding, the very limited trading market in Sel-Drum's common stock, and Holding's and Mr. Cotran's belief that Sel-Drum will not require access to the public equity market for financing in the foreseeable future, Holding and Mr. Cotran believe that the expense and effort in Sel-Drum's continuing to comply with the reporting and other obligations of the Exchange Act are not justified.

     (c) The terms of the transaction reported on this Statement will be the same for all holders of Sel-Drum's common stock, except as they may be affected by the exercise of dissenters' rights of appraisal under New York law.

     (d) Because Sel-Drum is incorporated in New York, New York law governs its internal affairs, as well as any rights shareholders may have if they object to a transaction such as the plan for binding share exchange described in this Transaction Statement. These rights, commonly called "appraisal rights," entitle shareholders who object to the transaction and who follow required procedures to ask a court to determine the fair value of their shares and requires payment of that amount instead of the consideration being offered by Holding.

     The New York statute establishing appraisal rights provides that appraisal rights are the exclusive remedy available to shareholders that have those rights, unless the transaction is unlawful or fraudulent.

     Pursuant to BCL Section 910, holders of Sel-Drum common stock have the right to dissent from the binding share exchange and, if the plan for binding share exchange is completed, receive payment of the fair value of their Sel-Drum common stock by complying with the requirements of BCL Section 623 (the full text of which is set forth as Appendix B to the Notice to Shareholders attached as Exhibit (a) to this Transaction Statement). Under Section 913 of the BCL, Holding must give a copy of the plan for binding share exchange adopted by Holding's board of directors, or an outline of the material features of the plan, to all other shareholders of Sel-Drum. A copy of the plan is attached as Appendix A to the Notice to Shareholders. Any shareholder who elects to dissent from the share exchange must file with Holding, within 20 days after the giving of the notice to him, a written notice of election, stating his name and residence address, the number of shares as to which he dissents (which must be all of his shares) and a demand for payment of the fair value for his shares. At the time of filing the notice of election to dissent or within one month thereafter, the shareholder must submit the certificates representing his shares to Holding or U.S. Stock Transfer Corporation, Sel-Drum's transfer agent, for notation on the certificates of the election to dissent, after which the certificates will be returned to the shareholder. Failure to submit the certificates for notation may result in the loss of appraisal rights. Within 15 days after the expiration of the period within which shareholders may file their notices of election to dissent or within 15 days after effectiveness of the share exchange, whichever is later, Holding must make a written offer to each shareholder who has filed a notice of election to pay for his shares at a specified price which Holding considers to be their fair value. If Holding fails to make the offer within such 15-day period, or if any dissenting shareholder fails to agree to it within 30 days after it is made, Holding is required to institute a judicial proceeding within 20 days after the expiration of the applicable period to determine the rights of dissenting shareholders and to fix the fair value of their shares of Sel-Drum common stock. If Holding fails to institute the proceeding, a dissenting shareholder may do so. In the judicial proceeding, the court will determine the right of each dissenting shareholder to receive payment and the fair value of their shares.

     This is not a complete statement of the provisions of BCL Section 623. A copy of Section 623 of the BCL is attached as Appendix B to the Notice to Shareholders attached as Exhibit (a) to this Statement. You should read it carefully.

     (e) Neither Holding nor Camille Cotran has made any provision in connection with this transaction to grant access to unaffiliated security holders to the corporate files of Holding or to obtain counsel or appraisal services for the unaffiliated security holders of Sel-Drum at the expense of either Holding or Mr. Cotran.

     (f) Not Applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

     (a) On August 1, 1999, Holding entered into an agreement with Sel-Drum Corporation, an indirect wholly-owned subsidiary of Sel-Drum, to provide consulting, advisory, support and administrative services for an annual fee to Holding of CDN$150,000, plus expenses. These services are provided personally by Mr. Cotran. The agreement was amended as of September 15, 2000, to increase the annual fee to CDN$300,000 for the year ended July 31, 2000, and further amended as of December 1, 2000, to provide for the same annual fee of CDN $300,000 for the year ended July 31, 2001. The Agreement is automatically renewable for successive one-year terms unless either party gives notice to the other party, at least six months prior to the end of the then-current term, of its intention not to renew the Agreement. The annual fee is renegotiated each year.

     During the fiscal years ended July 31, 2000 and 1999, Sel-Drum made sales totaling approximately $315,000 and $330,000, respectively, to Densigraphix Kopi inc., a wholly-owned subsidiary of Holding ("Densigraphix"). During fiscal 2000 and 1999, Sel-Drum purchased approximately $1,550,000 and $465,000, respectively, of its raw materials from Densigraphix. For the quarter ended October 31, 2000, sales by Sel-Drum to Densigraphix totaled approximately $102,000, and purchases of inventory by Sel-Drum from Densigraphix totaled approximately $444,000.

     (b) On July 6, 1999, Brian Turnbull and Robert Asseltine, the then principal shareholders of Sel-Drum, executed a term sheet ( the "Term Sheet") among themselves and Holding and Densigraphix ("the Purchasers"). Pursuant to the Term Sheet, Messrs. Asseltine and Turnbull agreed to sell to the Purchasers all of Sel-Drum's common stock beneficially held by them, and an additional 1,119,000 shares held by family members or related parties, for an aggregate purchase price of $2,869,472, or $.40 per share. The Term Sheet further provided for the Purchasers' acquisition of all outstanding shares of preferred stock held by Messrs. Asseltine and Turnbull (or their affiliates) in Sel-Drum's subsidiary, Sel-Drum Imaging Corporation ("Imaging"), for an aggregate purchase price of $2,883,000, or $457.90 per share.

     The transactions described in the Term Sheet were consummated on July 30, 1999 pursuant to a Stock Purchase Agreement among Holding and Robert Asseltine, 547118 Ontario Limited (a company controlled by Mr. Turnbull) and the other selling shareholders (for the common stock of Sel-Drum) and Densigraphix and Robert E. Asseltine, Geraldine Asseltine and 547118 Ontario Limited (for the preferred shares of Imaging).

     Pursuant to the Agreement, Holding acquired approximately 97% of the issued and outstanding common stock of Sel-Drum and Densigraphix acquired all of the outstanding preferred stock of Imaging. The aggregate purchase price for the common stock and the preferred stock was $5,702,472.

     Holding, Densigraphix and Sel-Drum Corporation entered into a credit facility with National Bank of Canada in the aggregate amount of CDN$6.0 million to provide part of the financing of the acquisition of the Sel-Drum common stock by Holding and the acquisition of the preferred stock of Imaging by Densigraphix. All of the funds advanced under the credit facility were applied towards the acquisition. Under the terms of the credit facility, the shares of Sel-Drum and Imaging acquired by Holding and Densigraphix, respectively, in addition to other collateral, were pledged to the bank to secure repayment of the loans.

     Mr. Cotran acted on behalf of Holding and Densigraphix in connection with the acquisition transaction described in this Item 4(b).

     (c) For several years prior to the consummation of the transaction described in Item 5(b) of this Transaction Statement, Holding and Sel-Drum were in regular contact as Densigraphix, Holding's wholly-owned subsidiary, was both a supplier to and customer of Sel-Drum. In 1997 and 1998, there were sporadic meetings and discussions regarding the possible acquisition of Sel-Drum between Brian Turnbull, former Chairman of the Board of Sel-Drum and Robert Asseltine, an advisor of Mr. Turnbull and a consultant to Sel-Drum, and Camille Cotran. The parties were unable to reach agreement on the terms of any transaction. In mid-1999, discussions between these parties were resumed and within a few weeks of commencing negotiations, the parties executed the Term Sheet described in
Item 5(b) of this Transaction Statement.

     (e) As described in Item 5(b) of this Transaction Statement, Holding, Densigraphix and Sel-Drum Corporation entered into a credit facility with National Bank of Canada for the purpose of providing part of the financing for the acquisition in July, 1999 by Holding of approximately 97% of the outstanding shares of Sel-Drum common stock, and the acquisition by Densigraphix of all of the outstanding shares of preferred stock of Sel-Drum Imaging Corporation, a wholly-owned subsidiary of Sel-Drum ("Imaging"). Each company entered into a separate agreement with the banking covering a portion of the financing.

     The bank agreement with Holding provided for a term loan in the amount of CDN$750,000, which is payable over five years and bears interest at a floating rate equal to the bank's prime rate plus 1.50%; mezzanine financing in the amount of CDN$2.0 million, which is payable over three years and bears interest at a floating rate equal to the bank's prime rate plus 3.0%; and a bridge loan in the amount of CDN$1.5 million, which was payable in full within sixty (60) days after the completion of the acquisition of the Sel-Drum stock, and bore interest at the bank's prime rate plus 1.5%. Pursuant to the agreement with the bank, Holding pledged all of its shares in Sel-Drum and Densigraphix to secure payment of the loans. In addition, the bank received a security interest in Holding's assets and properties and unconditional guarantees from Densigraphix and Sel-Drum, each in the amount of CDN$4.25 million, and other security. Pursuant to the bank agreement, Sel-Drum Corporation (USA) Inc., a wholly-owned subsidiary of Sel-Drum, ("Sel-Drum USA"), has advanced funds to Holding for use in paying the loans to the bank. As of October 31, 2000, outstanding loans made by Sel-Drum USA to Holding totaled $550,000. The loans bear interest at the U.S. prime rate less 1% and contain no principal repayment terms.

     The bank agreement with Densigraphix provided for a CDN$1.5 million increase in Densigraphix's existing revolving credit facility to CDN$3.0 million (with outstanding advances limited to 75% of net accounts receivable and 50% of inventory up to CDN$1.5 million), the increase to be used in financing the acquisition of the Imaging preferred stock. Densigraphix also received a term loan for CDN$250,000 payable over five years, the proceeds of which were also to be used in the preferred stock acquisition. The advances under the credit facility bear interest at the bank's prime rate plus 0.50%, and the term loan bears interest at a floating rate equal to the bank's prime rate plus 1.50%. Under the agreement with the bank, Densigraphix pledged all of the preferred shares of Imaging as security for payment of the loans, and granted the bank a security interest in its accounts receivable, inventory and other assets, and Holding delivered to the bank an unconditional guarantee in the amount of CDN$3.25 million. Pursuant to the bank agreement, Sel-Drum Corporation has advanced funds to Densigraphix for use in paying these loans to the bank. As of October 31, 2000, these outstanding loans to Densigraphix totaled $327,550. These loans bear interest at the Canadian prime rate plus 1% and contain no principal repayment terms.

     The bank agreement with Sel-Drum Corporation provided for a CDN$1.0 million increase in Sel-Drum Corporation's operating line of credit to CDN$4.2 million, and a term loan of CDN$500,000. Advances under the line of credit bear interest at the bank's prime rate plus 0.50%. The term loan is payable over five years, and bears interest at a floating rate equal to the bank's prime rate plus 1.50%. As security for the loans, the bank received a chattel mortgage and security interest in all of Sel-Drum's assets; unconditional guarantees from Holding, Sel-Drum and Imaging, each in the amount of CDN$5.0 million, and from Sel-Drum USA in the amount of CDN$2.0 million; a security interest in the assets of Sel-Drum USA and other security. Upon completion of the share acquisition in July, 1999 by Holding, Sel-Drum Corporation loaned CDN$1.5 million, borrowed under the credit facility and the term loan, to Densigraphix, which in turn advanced the funds to Holding to repay the CDN$1.5 million bridge loan obtained by Holding, as described above. This loan, which at October 31, 2000, totaled $982,650, bears interest at the Canadian prime rate plus 1% and contains no principal repayment terms.

Item 6. Purposes of the Transactions and Plans or Proposals.

     (b) The outstanding shares of Sel-Drum's common stock to be acquired by Holding in this transaction will be held by Holding as the parent company of Sel-Drum.

     (c) As noted in Item 6(b), above, following Holding's acquisition of all of the outstanding shares of Sel-Drum common stock, Sel-Drum will be a wholly-owned subsidiary of

Holding. Holding intends to cause the Sel-Drum common stock to be de-listed from the Nasdaq OTC Bulletin Board and to cause Sel-Drum to file a Form 15 with the Securities and Exchange Commission to suspend Sel-Drum's reporting requirements under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Following the effectiveness of the plan for binding share exchange, Holding intends to proceed with a restructuring of Sel-Drum, its subsidiaries, and Densigraphix Kopi inc., a wholly-owned subsidiary of Holding ("Densigraphix").

     For historical reasons, Sel-Drum's Canadian and U.S. operations are currently operated as indirect subsidiaries of Sel-Drum. On the corporate level, Holding is considering reorganizing all of Sel-Drum's U.S. operations into one U.S. subsidiary, and all of Sel-Drum's Canadian operations into one Canadian subsidiary, and thus eliminating unnecessary layers of corporate organization. On an operational level, Holding is considering combining some operations of the Sel-Drum subsidiaries and Densigraphix to achieve economies of scale. Presently, Holding has not established a definitive restructuring plan or a timetable for achieving the restructuring.

Item 7. Purposes, Alternatives, Reasons and Effects.

     (a) The purpose of this transaction is to enable Holding to obtain 100% ownership of Sel-Drum, and to terminate Sel-Drum's status as a reporting company under the Exchange Act, thus enabling Holding to more effectively implement the plan described in Item 6(c) of this Transaction Statement, and to eliminate Sel-Drum's obligations to file reports and otherwise comply with the requirements of the Exchange Act.

     (b) Because the purpose of the transaction is for Holding to obtain 100% ownership of Sel-Drum's common stock and to terminate Sel-Drum's status as a reporting company under the Exchange Act, no alternative means to accomplish this purpose were considered by either Holding or Mr. Cotran.

     (c) The reasons for the transaction are as follows: Holding and Mr. Cotran recognize the advantages of Sel-Drum being a publicly-traded subsidiary of Holding, including potentially enhanced stock value and liquidity and the ability to use capital stock for financing or corporate acquisition purposes. However, the pricing trends and trading volume of Sel-Drum's common stock have not allowed Sel-Drum to effectively take advantage of the public market to the extent of justifying the continued direct and indirect costs of public registration. The stock is thinly traded and as a result is relatively illiquid. Consequently, purchasers of Sel-Drum's common stock would experience difficulty in selling should they desire to do so. Holding and Mr. Cotran believe that the continued poor price performance and low trading volume of the common stock is not in the best interest of Sel-Drum or its shareholders.

     As a reporting company under the Exchange Act, Sel-Drum incurs direct and indirect costs associated with compliance with the filing and reporting requirements imposed on public companies. The direct cost savings from terminating reporting status include lower printing and mailing costs, elimination of the need to prepare extensive public disclosure, reduction in miscellaneous clerical and other expenses e.g., word processing, Edgarizing, and telephone and facsimile charges associated with SEC filings, elimination of charges of brokers and transfer agents and potential reductions in auditing fees. The indirect costs of reporting under the

Exchange Act, including the management time expended to prepare and review public filings, would also be eliminated.

     In addition, Holding and Mr. Cotran believe that the execution of the business plan described in Item 6(c) of this Transaction Statement will be more effectively realized without having to comply with the disclosure and other requirements of a reporting company. In particular, Holding and Mr. Cotran consider the obligation to publicly disclose proprietary and other business information, such as material contracts, proposed acquisitions, growth strategies and financial information regarding overall operations to be a competitive disadvantage to Sel-Drum, which will be eliminated when this obligation is terminated.

     (d) Upon the effectiveness of the binding share exchange, Holding will become the sole shareholder of Sel-Drum. The other shareholders of Sel-Drum will thereafter, as described in Items 4(a) and 4(d) of this Transaction Statement, be entitled to receive the consideration being offered by Holding for their shares or, if they have properly exercised their rights of appraisal under New York law, to receive the amount determined to be the fair value of their shares. As a result of the transaction, Holding's interest in the net book value and net income of Sel-Drum will increase to 100% from 96.7%. The net book value of Sel-Drum's common stock at October 31, 2000 was $1,353,537, and its net income for the year ended July 31, 2000, and the three months ended October 31, 2000, was $617,057 and $165,182, respectively.

                 UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

THE FOLLOWING SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER OF SEL-DRUM'S COMMON STOCK. HOLDERS ARE ADVISED AND EXPECTED TO CONSULT WITH THEIR OWN TAX ADVISORS FOR ADVICE REGARDING THE TAX CONSEQUENCES TO THEM OF DISPOSING OF THEIR SHARES OF SEL-DRUM COMMON STOCK TO HOLDING IN EXCHANGE FOR CASH, HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES AND ANY OTHER CONSEQUENCES TO THEM OF SUCH TRANSACTION UNDER STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

     The following is a summary of the material U.S. federal income tax considerations to a U.S. holder arising from the purchase by Holding of such U.S. holder's shares of Sel-Drum common stock. A "U.S. holder" is a beneficial owner of Sel-Drum common stock that is:

     -    an individual citizen or resident of the United States;

     - a corporation created or organized in or under the laws of the United States or any of its political subdivisions; or

     - an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

     This summary only deals with a U.S. holder that holds shares of Sel-Drum common stock as a capital asset and does not address tax considerations applicable to U.S. holders that may be subject to special tax rules, such as:

     -    dealers or traders in securities or currencies;

     - financial institutions or other U.S. holders that treat income in respect of Sel-Drum common stock as financial services income;

     -    insurance companies;

     -    regulated investment companies;

     -    tax-exempt entities;

     -    U.S. holders that acquired  Sel-Drum common stock upon the exercise of
          an  employee  stock  option  or  otherwise  in  connection   with  the
          performance of services;

     - U.S. holders that hold Sel-Drum common stock as part of a straddle or conversion transaction or other arrangement involving more than one position;

     - U.S. holders that have a principal place of business or "tax home" outside of the United States; or

     - U.S. holders whose "functional currency" is not the United States dollar.

     This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions as of the date of this Transaction Statement; any such authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. This summary has no binding effect or official status of any kind; Holding cannot assure shareholders that the conclusions reached below would be sustained by a court if challenged by the Internal Revenue Service (the "IRS"). Holding will not seek a ruling from the IRS with respect to any aspect of the tax considerations described below.

     Since U.S. federal income tax consequences may differ from one U.S. holder to the next, this summary does not purport to deal with all of the U.S. federal income tax considerations that might be relevant to shareholders in light of their personal investment circumstances or status. In addition, this summary does not address the application of other U.S. taxes, such as the federal estate tax or alternative minimum tax, or state, local or foreign tax laws. Accordingly, shareholders are advised to consult their own tax advisors in determining the specific tax consequences to them of Holding's purchase of their shares of Sel-Drum common stock, including the application to their particular situations of the tax considerations discussed below, as well as the application of state, local, foreign or other tax laws. The statements of U.S. federal income tax law set out below are based on the laws and interpretations in force as of the date of this Transaction Statement, and are subject to any changes occurring after that date.

Sale of Sel-Drum Common Stock

     The receipt of cash in exchange for Sel-Drum common stock will be treated as a taxable transaction for U.S. federal income tax purposes. Accordingly, as a U.S. holder, a shareholder will recognize a gain or loss in an amount equal to the difference between the amount of cash that he or she receives and the adjusted tax basis in his or her hands of the shares of Sel-Drum common stock surrendered in exchange therefor. The gain or loss will be capital gain or loss if the shares of Sel-Drum common stock are a capital asset in a shareholder's hands, and will constitute long-term capital gain or loss if the shareholder has held such shares for more than one year, or short-term capital gain or loss if the shareholder has held such shares for one year or less, at the time Holding purchases such shares from the shareholder for cash. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular taxable year. Under current law, corporations generally are taxed at the same rates on capital gains as on ordinary income (with a maximum tax rate of 35%). With certain exceptions, the highest tax rate on long-term capital gains of individuals (or estates or trusts) currently is 20% while the highest tax rate on ordinary income and short-term capital gains of individuals (or estates or trusts) currently is 39.6%. Deductions for net capital losses are subject to significant limitations. For U.S. holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later taxable years until such net capital loss is thereby exhausted. For U.S. holders that are corporations (other than corporations subject to subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted. Capital gains or losses recognized by a U.S. holder on a disposition of shares of Sel-Drum common stock will be treated as arising from U.S. sources.

State, Local and Foreign Tax Considerations

     In addition to the U.S. federal income tax consequences described above, U.S. holders may be subject to certain state, local, foreign or other tax consequences as a result of their sale to Holding of Sel-Drum common stock.
Accordingly, U.S. holders are urged to consult their own tax advisers with respect to such state, local, foreign or other tax consequences.

Item 8. Fairness of the Transaction.

     (a) Holding and Mr. Cotran reasonably believe that the transaction is fair to all holders of Sel-Drum common stock unaffiliated with Sel-Drum.

     (b) The material factors upon which Holding and Mr. Cotran base their belief stated in Item 8(a), above, are as follows:

     Holding is offering cash in the amount of $.40 per share for the outstanding shares of Sel-Drum common stock that it does not own. The price is substantially in excess of the current market price for Sel-Drum's common stock, and is the same per share price that Holding paid in

July 1999 for acquisition of the shares it owns currently. On February 15, 2001, the bid price for Sel-Drum's common stock as reported by the Nasdaq OTC Bulletin Board was $.219.

     Holding and Mr. Cotran considered various factors (more fully described below) in establishing the consideration to be offered to the shareholders, such as the current and historical market prices of Sel-Drum's stock; the low trading volume of Sel-Drum's common stock in the past several years; the net book value of the common stock; and the price paid in previous purchases of Sel-Drum's stock in fiscal 1999, including the acquisition by Holding of Sel-Drum common stock in July, 1999. Holding and Mr. Cotran also relied on the Fairness Review Report prepared by Parisien Grou LaSalle Inc. with respect to the fair value of the consideration offered to unaffiliated shareholders, as more fully described in Item 9 of this Transaction Statement.

     In determining the minimum price to be paid to the unaffiliated shareholders, Holding and Mr. Cotran relied heavily on the current and historical market prices for Sel-Drum's common stock, believing those prices to be the most objective indication of the fair value of the common stock. Over Sel-Drum's last two fiscal years, the bid price for the common stock has generally ranged from $.35 to $.375, exceeding $.40 per share in only two quarters. More recently, in fiscal 2001, the price of the common stock has declined significantly. As reported by the Nasdaq OTC Bulletin Board, the last trade in the Sel-Drum common stock was made on December 4, 2000, at a price of $.21875 per share, and the bid price of the stock has remained at that price through February 15, 2001. Holding and Mr. Cotran believe that the relative illiquidity of the market for the common stock has contributed to the recent depressed price of the stock From January 1, 2000 through December 31, 2000, the aggregate trading volume in the Sel-Drum common stock was 47,900 shares, with only 9,100 shares being traded in the last three months of the year. Taking into account the assumed depressive effect on the share price of this lack of liquidity, and the factors discussed in the following paragraph, Holding and Mr. Cotran decided to establish an offer price in excess of the current market price.

     In determining what amount, if any, in excess of the current market price to offer, Holding and Mr. Cotran considered the prices paid for Sel-Drum common stock in privately negotiated transactions over the past several years. The following table sets forth the purchase price and other information regarding private purchases of Sel-Drum common stock from August 1998 through July 31, 1999, the date the last such transaction occurred. With the exception of the repurchase of shares from a former employee, as described below, the price paid in each of these transactions was $.40 per share.

              Date            Number of Shares         Purchase Price per Share
         ---------------   ----------------------    ---------------------------
             8/1/98                  100,000                    $1.00
            1/99-7/99                125,000                    $ .40
             7/30/99                 245,000                    $1.00
             7/31/99               7,173,680                    $ .40

     The 7,173,680 shares purchased for $.40 per share on July 31, 1999, were acquired by Holding from the controlling shareholders of Sel-Drum and their affiliates in the transaction described in Item 5 of this Transaction Statement. The acquisition was an arms-length transaction, negotiated between parties who were unaffiliated at the time. Holding and Mr. Cotran considered it essential to the fairness of the going private transaction described in this Transaction Statement that the unaffiliated shareholders of Sel-Drum receive at least the same consideration as that received from Holding by the former controlling shareholders and their affiliates.

     Of the 345,000 shares purchased at $1.00 per share, 100,000 shares were repurchased by Sel-Drum from a non-management employee under a share repurchase and non-competition agreement dated February 1, 1998. Of the $100,000 offer price, $50,000 was allocated by Sel-Drum to the then-fair market value of the shares ($.50 per share), and $50,000 was allocated to the non-competition agreement. On July 30, 1999, the employee sold his remaining 245,000 shares to a then-principal shareholder of Sel-Drum for $1.00 per share, the offer price set in the agreement, thereby relieving Sel-Drum of its repurchase obligation under the agreement. Because the sale price in this second transaction was set under an agreement executed approximately 18 months before the sale occurred, Holding and Mr. Cotran did not consider the $1.00 offer price paid in July 1999 to be indicative in any way of the current fair value of the Sel-Drum common stock at that time or at present, and thus did not believe that the price paid in that transaction warranted increasing the offer price beyond $.40 per share.

     The 125,000 shares purchased at various times in 1999 for $.40 per share were reacquired by Sel-Drum from a former consultant. Because of the proximity in time of these transactions to the acquisition by Holding in July 1999, of its shares, as described above, Holding and Mr. Cotran considered the $.40 purchase price paid to the former consultant to provide further support for the price being offered by Holding to the unaffiliated shareholders.

     Holding and Mr. Cotran also considered Sel-Drum's net book value in establishing the offer price to be paid to the unaffiliated shareholders. The per share net book value of the Sel-Drum common stock was $.18 at July 31, 2000, and $.20 at October 31, 2000. Believing that book value did not adequately represent the fair value of the common stock, and considering the other factors discussed above in this Item 8, Holding and Mr. Cotran established the offer price to the unaffiliated shareholders at $.40 per share.

     (c) Approval of the unaffiliated shareholders of Sel-Drum is not required to effect the plan for binding share exchange under New York law.

     (d)  After  making  reasonable  inquiry,  neither  Holding  nor Mr.  Cotran believes that any director or directors of Sel-Drum have retained an unaffiliated representative to act solely on behalf of any security holders of Sel-Drum for purposes of negotiating the terms of this Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction.

     (e) Approval of this Rule 13e-3 transaction by the directors of Sel-Drum is not required under New York law.

     Holding and Mr. Cotran believe that the transaction is fair to the unaffiliated shareholders, despite the absence of the procedure safeguards described in sections (c) (d) and (e) of this Item 8, above. This belief is based on two factors. The first, expressed in section (b) of this Item 8, is their belief that the price being offered to the unaffiliated shareholders is fair. The second is that shareholders are not required to accept the $.40 offer price. Under New York Law, shareholders not wishing to accept the offer price may exercise their statutory rights of appraisal (as set forth in Item 4(d) of this Transaction Statement). In exercising these rights, dissenting shareholders may have the fair value of their shares determined pursuant to a special proceeding in the New York State Supreme Court. In such a proceeding, the court is entitled to consider all relevant factors, including the concepts and methods customary in the relevant securities and financial markets for determining the fair value of the shares. Holding and Mr. Cotran believe that the existence of this judicial remedy assures the fairness of the transaction to the unaffiliated shareholders from both a financial and procedural standpoint.

     (f) Not Applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations.

     (a) Holding has  received a Fairness  Review  Report  (the  "Report")  from
Parisien   Grou  LaSalle  Inc.   ("PGL"),   relating  to  the  fairness  of  the
consideration to be offered to the shareholders of Sel-Drum other than Holding.

     (b) PGL is a corporation, established under the laws of Canada, that provides corporate consulting and advisory services. In addition to its consulting and advisory services, PGL's services include corporate and project acquisition identification and evaluation, corporate and project due diligence and valuation, acquisition structuring, negotiation and financing. PGL has extensive experience over the last 20 years in all facets of valuations including mergers, acquisitions, divestiture and fairness opinion matters. PGL staff is experienced in project evaluation, financial investment and the provision of fairness opinions. PGL was formally engaged by Holding under an Engagement Agreement between Holding and PGL dated November 13, 2000. The terms of the Engagement Agreement provide that PGL is to be paid a fee of $10,000 for its services, to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified in certain circumstances.

     PGL is an affiliate of Grou LaSalle and Associates ("Grou LaSalle"), a public accounting firm located in the Province of Quebec, Canada. Grou LaSalle has acted as the independent public auditors for Holding and its subsidiary, Densigraphix Kopi inc., for the past eight years. Except as disclosed in the preceding sentence, neither Grou LaSalle nor PGL has been engaged to provide any financial advisory or other services to Holding or Sel-Drum or their affiliates during the past two years. Neither PGL nor any of its affiliates is an affiliate of Holding or Sel-

Drum. Neither PGL nor any of its affiliates has participated in any financing involving Holding or Sel-Drum.

     In the Report, PGL states that in its opinion, the plan for binding share exchange is fair, from a financial point of view, to the shareholders of Sel-Drum.

     In conducting its review, PGL obtained information regarding Sel-Drum in a variety of ways, including review of Sel-Drum's periodic and other reports filed with the SEC in 1999 and 2000; discussions with Sel-Drum's management, auditors and legal counsel; review of Sel-Drum internal documents; and review of other publicly available information relating to the business, operations, financial performance and stock trading history of Sel-Drum. The review was conducted during November and December 2000, and included a number of informal meetings and telephone calls with Mr. Cotran and management personnel of Sel-Drum. The purpose of these conversations was to satisfy PGL that it had obtained all information it considered necessary to support its conclusions. PGL also orally apprised Mr. Cotran and the other directors of Sel-Drum of its conclusions prior to issuing its report. PGL has stated, in the Report, that to the best of its knowledge, it has not been denied access by Sel-Drum to any information requested by PGL.

     In preparing the Report, PGL relied upon techniques it considered appropriate, in the circumstances, to determine a "fair market value" of the outstanding Sel-Drum shares. For purposes of the Report, PGL defined "fair market value" as "the highest price that an informed and prudent buyer would pay in an open and unrestricted market to an informed and prudent seller, each acting at arm's length, where neither party is under any compulsion to transact, expressed in money's worth."

     PGL assessed the fairness of the plan of exchange principally on the basis of a comparison of the following factors to the consideration being paid by Holding under the plan:

     1. Precedent transactions and recent arm's length transactions in the stock in fiscal 1999, details of which are provided in Item 8(b) of this Transaction Statement. The prices paid in these private transactions ranged from $.40 (the price paid by Holding in the acquisition transaction in July 1999) to $1.00 in the case of the repurchase of certain shares that were part of the remuneration package of an employee of Sel-Drum;

     2. The trading levels of the Sel-Drum common stock during Sel-Drum's 1998, 1999 and 2000 fiscal years, as set forth in the table below. During such three-year period, the median quotation for the stock averaged between $.35 and $.375, and the stock was very thinly traded.

                                                    COMMON STOCK PRICE
                              ---------------------- -------------------- ---------------------- ---------------------
                                  First Quarter        Second Quarter         Third Quarter         Fourth Quarter
                              ---------------------- -------------------- ---------------------- ---------------------
                                 High        Low       High       Low        High        Low       High        Low
           ------------------ ----------- ---------- ---------- --------- ----------- ---------- ---------- ----------
              Fiscal 2000      $.34375     $.3125      $.50       $.25       $.33      $.3125      $.375      $.375
           ------------------ ----------- ---------- ---------- --------- ----------- ---------- ---------- ----------
              Fiscal 1999       $.375       $.375      $.375     $.375      $.375       $.375      $.375      $.315
           ------------------ ----------- ---------- ---------- --------- ----------- ---------- ---------- ----------
              Fiscal 1998       $.125      $.0625      $.50       $.07     $.53125      $.375      $.87      $.3125
           ------------------ ----------- ---------- ---------- --------- ----------- ---------- ---------- ----------

     3. The per share net book value of the Sel-Drum common stock, which at July 31, 2000 was $.18 and at October 31, 2000 was $.20.

     Based on these factors, as stated above, PGL has expressed the opinion that the consideration being offered by Holding for the outstanding shares of common stock of Sel-Drum is fair, from a financial point of view, to the holders of such shares.

     The amount of consideration to be paid by Holding to the Sel-Drum shareholders was determined by Holding and Camille Cotran, and not by PGL.

     (c) The report prepared by PGL will be made available for inspection and copying at the principal executive offices of Holding during its regular business hours by any shareholder of Sel-Drum or any representative who has been so designated in writing. A copy of the report prepared by PGL will be transmitted by Holding to any shareholder of Sel-Drum or representative who has been so designated in writing upon written request and at the expense of the requesting shareholder.

Item 10. Source and Amounts of Funds or Other Consideration.

     (a) Holding intends to use its working capital, received in the form of dividends from its wholly-owned subsidiary, Densigraphix Kopi inc., to purchase the outstanding shares of Sel-Drum common stock. Holding will pay $97,528.00 ($.40 per share) for the outstanding shares of Sel-Drum common stock, and such other amounts, if any, in satisfaction of any dissenting shareholders' appraisal rights.

     (b)  Not Applicable.

     (c)  Holding's   estimated   expenses  for  the  binding   share   exchange
          transaction are as follows:

                 Canadian legal and paralegal fees                   $15,000
                 U.S. legal counsel                                   52,500
                 Stock Transfer/Exchange Agent                        10,000
                 Broker held accounts                                  2,500
                 Fairness Review Report                               10,000
                 Printing and Mailing                                  5,000
                                                                     -------
                 Total                                               $95,000
                                                                     =======

         Sel-Drum will not be responsible for, or will be reimbursed by Holding for, the expenses incurred by Holding in connection with the transaction described in this Transaction Statement.

     (d) Not Applicable.

Item 11. Interest in Securities of the Subject Company.

     (a) Holding beneficially owns 7,173,680 shares of Sel-Drum common stock, which constitutes 96.7% of the outstanding shares of common stock. By virtue of his 100% ownership of the capital stock of Holding, Camille Cotran is also deemed a beneficial owner of the shares of Sel-Drum common stock owned by Holding. Mr. Cotran is the sole officer, director and controlling person of Holding.

     (b) None.

Item 12. The Solicitation or Recommendation.

     (a) Not Applicable.

     (b) Not Applicable.

Item 13. Financial Statements.

     (a) Sel-Drum's financial information is incorporated herein by reference from Sel-Drum's Annual Report on Form 10-KSB for the year ended July 31, 2000, and Sel-Drum's Quarterly Report on Form 10-QSB for the quarterly period ended October 31, 2000, both reports being filed under Commission File No. 0-22964. Copies of this information are included in the Notice to Shareholders attached as Exhibit (a) to this Transaction Statement. In addition, copies of this information may be inspected, and copies obtained at the public reference facilities maintained by the SEC at:

Judiciary Plaza            Citicorp Center              Seven World Trade Center
Room 1024                  500 West Madison Street      13th Floor
450 Fifth Street, N.W.     Suite 1400                   New York, NY 10048
Washington, DC 20549       Chicago, IL 60661

Copies of these materials may also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, DC 20549 or by calling the SEC at (800) SEC-0330. The SEC maintains a website that contains reports and other information regarding Sel-Drum at http://www.sec.gov.

     The book value per share of the Sel-Drum common stock at October 31, 2000, was $.20.

     (b)  Not Applicable.

Item 14. Persons/Assets, Returned, Employed, Compensated or Used.

     (a)  Not Applicable.

     (b)  Not Applicable.

Item 15. Additional Information.

     (b) Neither Holding nor Camille Cotran believes that any additional information is necessary to make the required statements in this Transaction Statement in light of the circumstances under which they were made, not materially misleading.

Item 16.  Exhibits.

     (a)  1.   Form of Notice to Shareholders of Sel-Drum in connection with the transaction described in this Transaction Statement.

          2.   Form of Letter of Transmittal.

     (b)  Not Applicable.

     (c)  Report of Parisien Grou LaSalle Inc.

     (d)  1.   Stock Sale and Purchase Agreement among the Selling  Shareholders of Sel-Drum International, Inc. and Densigraphix Kopi inc. and C.
               Cotran  Holding  Inc.  dated  July  30,  1999   (incorporated  by
               reference to Exhibit 2.1 to Sel-Drum International, Inc.'s Report on Form 8-K dated July 30, 1999).

          2. Offering Letter by the National Bank of Canada to Sel-Drum International, Inc. (incorporated by reference to Exhibit 10(e) to Sel-Drum International, Inc.'s Report on Form 10-KSB for the fiscal year ended July 31, 1999).

     (f) Section 623 of the New York Business Corporation Law (included as Appendix B to the form of Notice to Shareholders filed herewith as Exhibit (a)).

     (g)  Not Applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.

                                            C. COTRAN HOLDING INC.



                                            By: /s/ Camille Cotran
                                                --------------------------------
                                            Name: Camille Cotran
                                            Title: President

                                            February 16, 2001
                                            ------------------------------------
                                            (Date)



                                            /s/ Camille Cotran
                                            ------------------------------------
                                            Camille Cotran

                                            February 16, 2001
                                            ------------------------------------
                                            (Date)